NO ACT

DC
PE
9-26-08

Act: 1934
Section: 13(a)
Rule:
Public Availability: 9/26/2008

September 26, 2008 [redacted]

08058669

Received SEC
SEP 26 2008
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ACE*COMM Corporation
Incoming letter dated September 26, 2008

Based on the facts presented, the Division will not object if ACE*COMM stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended June 30, 2008. In reaching this position, we note that ACE*COMM has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3, S-4, and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, ACE*COMM will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended June 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel

PROCESSED
OCT 09 2008
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2008

Mail Stop 3010

Paul A. Gajer, Partner
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089

RE: ACE*COMM Corporation

Dear Mr. Gajer:

In regard to your letter of September 26, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL LLP

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Sections 13(a) and 15(d)

September 26, 2008

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
E-mail: cfletters@sec.gov

Re: ACE*COMM Corporation (CIK 0001017526)

Ladies and Gentlemen:

On behalf of Ariston Global Holding LLC, a Delaware limited liability company ("**Ariston Global**"), TeleSciences, Inc., a wholly owned subsidiary of Ariston Global and a Delaware corporation ("**TeleSciences**"), and ACE*COMM Corporation, a Maryland corporation ("**ACE*COMM**"), we hereby request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") concurs in ACE*COMM's view that the effectiveness of ACE*COMM's registration statements on Forms S-3, S-4 and S-8 during the fiscal year ended June 30, 2008, would not preclude ACE*COMM from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to suspend ACE*COMM's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which ACE*COMM's registration statements on Forms S-3, S-4 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "**Securities Act**") (i.e., the fiscal year ended June 30, 2008). Unless otherwise indicated, each reference herein to a "**Section**" or "**Rule**" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively. ACE*COMM filed with the SEC a certificate on Form 15 ("**Form 15**") on September 24, 2008, to deregister its common stock, par value $0.01 per share (the "**ACE*COMM Common Stock**"), under Section 12(g), pursuant to Rule 12g-4(a)(1).

I. Background

Ariston Global, Ariston Global Merger Sub, Inc., a Maryland corporation and an indirect wholly owned subsidiary of Ariston Global ("**Merger Sub**"), and ACE*COMM entered into an Agreement and Plan of Merger, dated as of July 11, 2008 (the "**Merger Agreement**"), that provided, among other things, that Merger Sub would be merged with and into ACE*COMM (the "**Merger**"). The Merger was completed and effective on September 22, 2008. As a result of the Merger, (i) the separate corporate existence of Merger Sub ceased, (ii) ACE*COMM survived as an indirect wholly owned subsidiary of Ariston Global and (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of ACE*COMM Common Stock.

As a result of the Merger, each share of ACE*COMM Common Stock issued and outstanding at the effective time of the Merger was canceled and extinguished and automatically converted into the right to receive an amount of cash equal to $0.545 per share, without interest (the "**Merger Consideration**"), upon surrender of certificates representing shares of ACE*COMM Common Stock. Under applicable provisions of Maryland law, ACE*COMM stockholders could only dissent from the Merger and elect to receive an amount equal to the fair value (as determined in accordance with Maryland law) of their shares of ACE*COMM Common Stock if they (i) filed with ACE*COMM a written objection to the Merger at or prior to the stockholders' meeting at which the Merger was considered and voted upon and (ii) did not vote in favor of the Merger. No holders of ACE*COMM Common Stock filed any such objection with ACE*COMM or otherwise perfected their dissenter rights of appraisal under Maryland law. The total cash to which ACE*COMM's stockholders were entitled in exchange for their ACE*COMM Common Stock pursuant to the Merger Agreement was $10,716,672.43.

As a result of the Merger, each stock option that was unexercised and outstanding immediately prior to the effective time of the Merger, was canceled, and the holder of each such option (whether vested or unvested) was entitled to receive an amount of cash equal to (i) the product of (A) the number of shares of ACE*COMM Common Stock previously subject to such option and (B) the excess, if any, of the Merger Consideration over the exercise price per share of ACE*COMM Common Stock previously subject to such option, less any required withholding and employment taxes, or (ii) such other amount determined by ACE*COMM and as to which amount ACE*COMM notified Ariston Global on or prior to July 21, 2008, which amount ACE*COMM duly determined and notified Ariston Global was, in the aggregate, $9,375.

Furthermore, as a result of the Merger, the separate corporate existence of Merger Sub ceased and ACE*COMM survived as an indirect wholly owned subsidiary of Ariston Global and each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of ACE*COMM Common Stock.

Each share of ACE*COMM Common Stock held by ACE*COMM or any direct or indirect wholly owned subsidiary of ACE*COMM immediately prior to the effective time of the Merger was canceled and extinguished as a result of the Merger.

Prior to the Merger, ACE*COMM Common Stock was quoted on the OTC Bulletin Board. In connection with the Merger, ACE*COMM's stock-transfer agent, BNY Mellon Shareowner Services, closed the ACE*COMM Common Stock books on September 22, 2008, and NASDAQ OMX was notified that ACE*COMM no longer exists as a public entity.

ACE*COMM represents that, subject to the Staff's concurrence with the request set forth in this letter, it will file a Form 15 with the SEC to suspend its duty to file reports under Section

15(d) pursuant to Rule 12h-3 with respect to the ACE*COMM Common Stock. ACE*COMM represents that it will file such Form 15 only after obtaining the relief sought by this letter, but no later than the due date for filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

II. Registration Statements Effective and Outstanding

Prior to the Merger, ACE*COMM had on file with the SEC seven registration statements on Form S-3, of which six were declared effective by the SEC prior to the end of ACE*COMM's fiscal year ended June 30, 2007 (the "**Pre-2007 Year End Form S-3s**"), ten registration statements on Form S-8, all of which were declared effective by the SEC prior to the end of ACE*COMM's fiscal year ended June 30, 2007 (the "**Pre-2007 Year End Form S-8s**"), and one registration statement on Form S-4 (the "**Form S-4**" and, together with the Pre-2007 Year End Form S-3s and the Pre-2007 Year End Form S-8s, the "**Pre-2007 Year End Registration Statements**"). The Pre-2007 Year End Registration Statements were automatically updated for purposes of Section 10(a)(3) of the Securities Act during fiscal year 2008 with the filing of ACE*COMM's Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 2007. In addition, on June 29, 2007, ACE*COMM filed with the SEC a registration statement on Form S-3 (File No. 333-144198), which was amended on August 21, 2007, October 10, 2007, and December 27, 2007 (the "**2008 Form S-3**"), to register the offer and sale of up to 5,450,000 shares of ACE*COMM Common Stock by selling stockholders. The 2008 Form S-3 was declared effective by the SEC on January 10, 2008.

Pre-2007 Year End Form S-3s

The following describes the Pre-2007 Year End Form S-3s:

- Registration statement on Form S-3 filed on December 30, 2003, and amended on February 4, 2004, and February 24, 2004 (File No. 333-111628), registering the offer and sale of up to 1,555,730 shares of ACE*COMM Common Stock by selling stockholders. This registration statement was declared effective on February 25, 2004.
- Registration statement on Form S-3 filed on October 14, 2005, and amended on November 22, 2005, February 10, 2006, and March 2, 2006 (File No. 333-129029), registering the offer and sale of up to 325,625 shares of ACE*COMM Common Stock by selling stockholders. This registration statement was declared effective on March 2, 2006.
- Registration statement on Form S-3 filed on November 16, 2005, and amended on February 10, 2006, and March 2, 2006 (File No. 333-129731), registering the offer and sale of up to 3,400,000 shares of ACE*COMM Common Stock by selling stockholders. This registration statement was declared effective on March 2, 2006.

- Registration statement on Form S-3 filed on March 29, 2006 (File No. 333-132819), registering the offer and sale of up to 1,216,511 shares of ACE*COMM Common Stock by selling stockholders. Pursuant to Rule 429, the prospectus relating to this registration statement was combined with the prospectus in the registration statement on Form S-3 filed on October 19, 2006 (File No. 333-138084) and with the prospectus in the registration statement on Form S-3 filed on February 16, 2007 (File No. 333-140749). This registration statement was declared effective on April 13, 2006.
- Registration statement on Form S-3 filed on October 19, 2006, and amended on November 13, 2006, and December 6, 2006 (File No. 333-138084), registering the offer and sale of up to 138,704 shares of ACE*COMM Common Stock by selling stockholders. Pursuant to Rule 429, the prospectus relating to this registration statement was combined with the prospectus in the registration statement on Form S-3 filed on February 16, 2007 (File No. 333-140749). This registration statement was declared effective on January 4, 2007.
- Registration statement on Form S-3 filed on February 16, 2007, and amended on April 30, 2007, and May 11, 2007 (File No. 333-140749), registering the offer and sale of up to 114,044 shares of ACE*COMM Common Stock by selling stockholders. This registration statement was declared effective on May 14, 2007.

ACE*COMM filed post-effective amendments to each of the Pre-2007 Year End Form S-3s on September 24, 2008, to remove from registration any unsold securities remaining under these filings, which post-effective amendments were declared effective on September 25, 2008.

Pre-2007 Year End Form S-8s

The following describes the Pre-2007 Year End Form S-8s:

- Registration statement on Form S-8 filed on September 16, 1996 (File No. 333-12107), registering 2,200,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated Omnibus Stock Plan. This registration statement became effective automatically upon filing on September 16, 1996.
- Registration statement on Form S-8 filed on October 31, 1996 (File No. 333-15237), registering 200,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated Stock Option Plan for Directors. This registration statement became effective automatically upon filing on October 31, 1996.
- Registration statement on Form S-8 filed on September 29, 1999 (File No. 333-88077), registering 1,000,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated Omnibus Stock Plan. This registration statement became effective automatically upon filing on September 29, 1999.

- Registration statement on Form S-8 filed on September 29, 1999 (File No. 333-88079), registering 240,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Employee Stock Purchase Plan. This registration statement became effective automatically upon filing on September 29, 1999.
- Registration statement on Form S-8 filed on September 29, 2000 (File No. 333-46938), registering 1,000,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated Omnibus Stock Plan. This registration statement became effective automatically upon filing on September 29, 2000.
- Registration statement on Form S-8 filed on May 24, 2001 (File No. 333-61570), registering 200,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation 2000 Stock Option Plan for Directors. This registration statement became effective automatically upon filing on May 24, 2001.
- Registration statement on Form S-8 filed on March 14, 2003 (File No. 333-103811), registering 240,000 shares of ACE*COMM Common Stock for issuance pursuant to the Qualified ACE*COMM Corporation Employee Stock Purchase Plan. This registration statement became effective automatically upon filing on March 14, 2003.
- Registration statement on Form S-8 filed on December 30, 2003 (File No. 333-111629), registering 55,990 shares of ACE*COMM Common Stock for issuance pursuant to i3 Mobile, Inc.'s 2000 Amended Stock Incentive Plan (the "**i3 Plan**") and the Intelligent Information Incorporated 1995 Stock Plan (together with the i3 Plan, the "**Acquired Plans**") and for the resale of such shares pursuant to a resale prospectus. This registration statement became effective automatically upon filing on December 30, 2003.
- Registration statement on Form S-8 filed on March 29, 2006 (File No. 333-132821), registering 700,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated Omnibus Stock Plan. This registration statement became effective automatically upon filing on March 29, 2006.
- Registration statement on Form S-8 filed on March 29, 2006 (File No. 333-132822), registering 200,000 shares of ACE*COMM Common Stock for issuance pursuant to the ACE*COMM Corporation Amended and Restated 2000 Stock Option Plan for Directors. This registration statement became effective automatically upon filing on March 29, 2006.

ACE*COMM filed post-effective amendments to each of the Pre-2007 Year End Form S-8s on September 24, 2008, to remove from registration any unsold securities remaining under these filings, which post-effective amendments became effective automatically upon filing on September 24, 2008.

The Form S-4

ACE*COMM filed a registration statement on Form S-4 on October 7, 2003, and an amendment thereto on November 4, 2003 (File No. 333-109521), under which was registered the offer and sale of up to 5,000,000 shares of ACE*COMM Common Stock in connection with the proposed acquisition of i3 Mobile, Inc., including shares issuable under the Acquired Plans. This registration statement was declared effective on November 4, 2003.

ACE*COMM filed a post-effective amendment to the Form S-4 on September 24, 2008, to remove from registration any unsold securities remaining under this filing, which post-effective amendment was declared effective on September 25, 2008.

2008 Form S-3

The following describes the 2008 Form S-3:

- Registration statement on Form S-3 filed on June 29, 2007, and amended on August 21, 2007, October 10, 2007, and December 27, 2007 (File No. 333-144198), registering the offer and sale of up to 5,450,000 shares of ACE*COMM Common Stock by selling stockholders. This registration statement was declared effective on January 10, 2008.

ACE*COMM filed a post-effective amendment to the 2008 Form S-3 on September 24, 2008, to remove from registration any unsold securities remaining under this filing, which post-effective amendment was declared effective on September 25, 2008.

III. Exchange Act Reporting Obligations

Prior to the Merger, ACE*COMM did not have any reporting obligations under the Exchange Act, other than with respect to the ACE*COMM Common Stock. In connection with the consummation of the Merger, on September 24, 2008, ACE*COMM filed a Form 15 to deregister, pursuant to Rule 12g-4(a)(1), the ACE*COMM Common Stock registered under Section 12(g). ACE*COMM represents that, subject to the Staff's concurrence with the request set forth in this letter, it will file a Form 15 with the SEC to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the ACE*COMM Common Stock. ACE*COMM represents that it will file such Form 15 only after obtaining the relief sought by this letter, but no later than the due date for filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

In the absence of Rule 12h-3(c), ACE*COMM would qualify for the suspension of its reporting obligations pursuant to Rule 12h-3. Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of ACE*COMM's Pre-2007 Year End Registration Statements relating to the ACE*COMM Common Stock that was registered under Section 12(g), because they had not been terminated and because by their terms they incorporated by reference ACE*COMM's subsequent Annual Reports on Form 10-K, were automatically updated in fiscal year 2008 for purposes of Section 10(a)(3) of the Securities Act when ACE*COMM filed its Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 2007. ACE*COMM also filed the 2008 Form S-3 in June 2007 registering shares of ACE*COMM Common Stock as described above, which 2008 Form S-3 was declared effective by the SEC in January 2008. ACE*COMM otherwise satisfies the requirements of Rules 12h-3(a) and (b), except that these filings bring ACE*COMM within the auspices of Rule 12h-3(c), which would prevent ACE*COMM from suspending its duty to file reports under Section 15(d) without the relief sought in this letter.

IV. Discussion

We respectfully submit that ACE*COMM should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) ACE*COMM meets the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in ACE*COMM's situation, (3) the benefits of reporting for ACE*COMM do not outweigh the burdens of making such filings and (4) the SEC has frequently recognized in situations very similar to ACE*COMM's that a literal reading of Rule 12h-3(c) is not always justified.

ACE*COMM meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). ACE*COMM has filed all reports required by Sections 13(a) and 15(d) for fiscal years ended June 30, 2005, 2006 and 2007 and the interim period of 2008, including all three Quarterly Reports on Form 10-Q, a Current Report on Form 8-K reporting the approval of the Merger by the stockholders of ACE*COMM and a Current Report on Form 8-K reporting the closing of the Merger. ACE*COMM advises the Staff that it is current in its reporting obligations under the Exchange Act. In addition, ACE*COMM represents that, as of the date of this letter, ACE*COMM has filed, and as of the date the Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) pursuant to Rule 12h-3 with respect to the ACE*COMM Common Stock is filed, ACE*COMM will have filed, with the SEC all reports required by Sections 13(a) or 15(d). Moreover, no holders of ACE*COMM Common Stock pursuant to any of the registration statements described above currently remain ACE*COMM stockholders because, as a result of the Merger, the sole holder of any shares of ACE*COMM Common Stock is TeleSciences. As a result, it is clear that ACE*COMM meets the criteria for suspension of reporting, but for the application of Rule 12h-3(c).

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public-policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Proposing Release**").*

These policy concerns are not at issue in ACE*COMM's situation for several reasons. As a result of the Merger, described in more detail above, all of ACE*COMM's Common Stock that was issued and outstanding prior to the Merger has been converted into the right to receive the Merger Consideration and all of ACE*COMM's outstanding options have been canceled. As a result of the Merger, there are no longer any securities of ACE*COMM outstanding (except for the shares of ACE*COMM Common Stock owned by TeleSciences), and no options, warrants or rights to acquire ACE*COMM securities remain outstanding.

Any concern about providing ongoing current information is not the same concern addressed by the Proposing Release. Moreover, ACE*COMM has filed post-effective amendments to all of its registration statements filed with the SEC to deregister any securities of ACE*COMM that remain unsold. Accordingly, no investors would be able to purchase securities pursuant to these registration statements, and so the protection of Section 15(d) is no longer necessary for potential purchasers.

A further reason for granting ACE*COMM no-action relief is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." After the Merger, no securities of ACE*COMM are outstanding (except for the shares of ACE*COMM Common Stock owned by TeleSciences), and no options, warrants or rights to acquire ACE*COMM securities remain outstanding.

Finally, in several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. *See, e.g., Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988).* In each of these cases, notwithstanding that a registration statement under the Securities

Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, because, following the Merger, ACE*COMM no longer has any publicly traded securities and ACE*COMM has just one shareholder (TeleSciences), it is contrary to the underlying policy of Rule 12h-3(c) to deny ACE*COMM suspension of its reporting obligations under Rule 12h-3 simply because of the automatic updating in the fiscal year ended June 30, 2008, of the Pre-2007 Year End Registration Statements and the initial effectiveness of the 2008 Form S-3.

V. Conclusion

For the reasons discussed above, we respectfully request, on behalf of ACE*COMM, that the Staff issue a no-action letter advising us that the Staff concurs in ACE*COMM's view that the effectiveness of ACE*COMM's registration statements on Forms S-3, S-4 and S-8 during the fiscal year ended June 30, 2008, would not preclude ACE*COMM from utilizing Rule 12h-3 to suspend ACE*COMM's duty to file with the SEC the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which ACE*COMM's registration statements on Forms S-3, S-4 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act (i.e., the fiscal year ended June 30, 2008). If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before the date on which the Company's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of ACE*COMM to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Any questions or comments may be directed to me at (212) 398-5293.

Sincerely,

Paul A. Gajer

END